

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2018

Robert L. Frichtel
Chief Executive Officer
General Cannabis Corp.
6565 E. Evans Avenue
Denver, CO 80224

> **Re: General Cannabis Corp.**
> **Registration Statement on Form S-3**
> **Filed May 25, 2018**
> **File No. 333-225209**

Dear Mr. Frichtel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or (202) 551-3810 with any questions.

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